FOR TAX YEAR 2017

KETONATURAL PET FOODS INC

THE ACCOUNTING FACTOR

899 EAST 9400 SOUTH

Sandy, UT 84094

(801)561-3547

THE ACCOUNTING FACTOR

899 EAST 9400 SOUTH
Sandy, UT 84094
ACCOUNTANTS@MYACCOUNTINGFACTOR.COM
Phone: (801)561-3547   Fax:

February 26, 2018

Ketonatural Pet Foods Inc
181 Edith Avenue
Salt Lake City, UT 84111

Ketonatural Pet Foods Inc:

Enclosed is the 2017 Form 1120, U.S. Corporation Income Tax Return, prepared for Ketonatural Pet Foods Inc from the information provided. This return will be e-filed with the IRS once we receive a signed Form 8879-C, IRS e-file Signature Authorization for Form 1120.

The corporation's federal return reflects neither a refund nor a balance due.

Enclosed is the 2017 Delaware income tax return, prepared for Ketonatural Pet Foods Inc from the information provided. This return will be e-filed with the Delaware taxing authority.

The corporation's Delaware income tax return reflects neither a refund nor a balance due.

Thank you for the opportunity to be of service. For further assistance with your tax needs, contact our office at (801) 561-3547.

Sincerely,



Emily Craghead
THE ACCOUNTING FACTOR

THE ACCOUNTING FACTOR

899 EAST 9400 SOUTH
Sandy, UT 84094
ACCOUNTANTS@MYACCOUNTINGFACTOR.COM
Phone: (801)561-3547 Fax:

February 26, 2018

Ketonatural Pet Foods Inc
181 Edith Avenue
Salt Lake City, UT 84111

Your privacy is important to us. Read the following privacy policy.

We collect nonpublic personal information about you from various sources, including:

* Interviews regarding your tax situation

* Applications, organizers, or other documents that supply such information as your name, address, telephone number, Social Security Number, number of dependents, income, and other tax-related data

* Tax-related documents you provide that are required for processing tax returns, such as Forms W-2, 1099R, 1099-INT and 1099-DIV, and stock transactions

We do not disclose any nonpublic personal information about our clients or former clients to anyone, except as requested by our clients or as required by law.

We restrict access to personal information concerning you, except to our employees who need such information in order to provide products or services to you. We maintain physical, electronic, and procedural safeguards that comply with federal regulations to guard your personal information.

If you have any questions about our privacy policy, contact our office at (801)561-3547.

Sincerely,



Emily Craghead
THE ACCOUNTING FACTOR

THE ACCOUNTING FACTOR

899 EAST 9400 SOUTH
Sandy, UT 84094
ACCOUNTANTS@MYACCOUNTINGFACTOR.COM
Phone: (801)561-3547   Fax:

Customer Name	Customer Information	
Ketonatural Pet Foods Inc 181 Edith Avenue Salt Lake City, UT 84111	Invoice #:	
	Date:	February 26, 2018
	Phone:	(404)840-0383
	E-mail:	DANIEL@VARSITYPETSONLINE.COM

For professional services rendered in connection with the preparation of your 2017 corporation tax return.

2017 Tax Preparation	
Total Fee	0.00

Adjustments			
Tax Prep Fee			175.00
		Subtotal	175.00
		Total Balance Due	175.00

Payment due upon receipt.   Thank you for your business!

Form **1120**		**U.S. Corporation Income Tax Return**		OMB No. 1545-0123	
Department of the Treasury Internal Revenue Service		For calendar year 2017 or tax year beginning _____, 2017, ending _____, 20 ___ ▶ Go to *www.irs.gov/Form1120* for instructions and the latest information.		**2017**	

A Check if:
1a Consolidated return (attach Form 851) · · ☐
b Life/nonlife consoli-dated return · · · · · ☐
2 Personal holding co. (attach Sch. PH) · · · ☐
3 Personal service corp. (see instructions) · · · ☐
4 Schedule M-3 attached ☐

TYPE OR PRINT		**B** Employer identification number
	Name KETONATURAL PET FOODS INC	82-1213142
		C Date incorporated
	Number, street, and room or suite no. If a P.O. box, see instructions. 181 EDITH AVENUE	04-20-2017
		D Total assets (see instructions)
	City or town, state, or province, country and ZIP or foreign postal code SALT LAKE CITY UT 84111	$

E Check if: (1) ☒ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change

Income

1a	Gross receipts or sales	1a	11,088	
b	Returns and allowances	1b		
c	Balance. Subtract line 1b from line 1a		1c	11,088
2	Cost of goods sold (attach Form 1125-A)		2	
3	Gross profit. Subtract line 2 from line 1c		3	11,088
4	Dividends (Schedule C, line 19)		4	
5	Interest		5	
6	Gross rents		6	
7	Gross royalties		7	
8	Capital gain net income (attach Schedule D (Form 1120))		8	
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)		9	
10	Other income (see instructions - attach statement)		10	
11	**Total income.** Add lines 3 through 10 ▶		11	11,088

Deductions (See instructions for limitations on deductions.)

12	Compensation of officers (see instructions - attach Form 1125-E) ▶	12	
13	Salaries and wages (less employment credits)	13	55,135
14	Repairs and maintenance	14	
15	Bad debts	15	
16	Rents	16	
17	Taxes and licenses Wks. Tax/Lic	17	6,802
18	Interest	18	
19	Charitable contributions	19	
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	20	
21	Depletion	21	
22	Advertising	22	
23	Pension, profit-sharing, etc., plans	23	
24	Employee benefit programs	24	
25	Domestic production activities deduction (attach Form 8903)	25	
26	Other deductions (attach statement) Statement #5	26	40,968
27	**Total deductions.** Add lines 12 through 26 ▶	27	102,905
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11	28	(91,817)
29a	Net operating loss deduction (see instructions)	29a	
b	Special deductions (Schedule C, line 20)	29b	
c	Add lines 29a and 29b	29c	

Tax, Refundable Credits, & Payments

30	**Taxable income.** Subtract line 29c from line 28. See instructions	30	(91,817)
31	Total tax (Schedule J, Part I, line 11)	31	0
32	Total payments and refundable credits (Schedule J, Part II, line 21)	32	
33	Estimated tax penalty. See instructions. Check if Form 2220 is attached ▶ ☐	33	
34	**Amount owed.** If line 32 is smaller than the total of lines 31 and 33, enter amount owed	34	
35	**Overpayment.** If line 32 is larger than the total of lines 31 and 33, enter amount overpaid	35	
36	Enter amount from line 35 you want: **Credited to 2018 estimated tax** ▶ _____ **Refunded** ▶	36	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of officer	Date	Title	May the IRS discuss this return with the preparer shown below? See instructions.
▶ DANIEL SCHULOF	02-26-2018	▶ CEO	☐ Yes ☒ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
EMILY CRAGHEAD	EMILY CRAGHEAD	02-26-2018		P02131704
Firm's name ▶ THE ACCOUNTING FACTOR			Firm's EIN ▶	45-4332446
Firm's address ▶ 899 EAST 9400 SOUTH Sandy UT 84094			Phone no. (801)561-3547	

For Paperwork Reduction Act Notice, see separate instructions.   Form **1120** (2017)

EEA

Schedule C	Dividends and Special Deductions (see instructions)	(a) Dividends received	(b) %	(c) Special deductions (a) x (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		70	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		80	
3	Dividends on debt-financed stock of domestic and foreign corporations		see instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities		42	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		48	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs		70	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs		80	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Total.** Add lines 1 through 8. See instructions for limitation			
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, or 12			
14	Income from controlled foreign corporations under subpart F (attach Form(s) 5471) .			
15	Foreign dividend gross-up			
16	IC-DISC and former DISC dividends not included on line 1, 2, or 3			
17	Other dividends			
18	Deduction for dividends paid on certain preferred stock of public utilities			
19	**Total dividends.** Add lines 1 through 17. Enter here and on page 1, line 4 . . . . ▶			
20	**Total special deductions.** Add lines 9, 10, 11, 12, and 18. Enter here and on page 1, line 29b . . . . ▶			

| Schedule J | Tax Computation and Payment (see instructions) |

Part I - Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions ▶ ☐		
2	Income tax. Check if a qualified personal service corporation. See instructions ▶ ☐	2	0
3	Alternative minimum tax (attach Form 4626)	3	
4	Add lines 2 and 3	4	0
5a	Foreign tax credit (attach Form 1118)	5a	
b	Credit from Form 8834 (see instructions)	5b	
c	General business credit (attach Form 3800)	5c	
d	Credit for prior year minimum tax (attach Form 8827)	5d	
e	Bond credits from Form 8912	5e	
6	**Total credits.** Add lines 5a through 5e	6	
7	Subtract line 6 from line 4	7	0
8	Personal holding company tax (attach Schedule PH (Form 1120))	8	0
9a	Recapture of investment credit (attach Form 4255)	9a	
b	Recapture of low-income housing credit (attach Form 8611)	9b	
c	Interest due under the look-back method - completed long-term contracts (attach Form 8697)	9c	
d	Interest due under the look-back method - income forecast method (attach Form 8866)	9d	
e	Alternative tax on qualifying shipping activities (attach Form 8902)	9e	
f	Other (see instructions - attach statement)	9f	
10	**Total.** Add lines 9a through 9f	10	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31	11	0

Part II - Payments and Refundable Credits

12	2016 overpayment credited to 2017	12	
13	2017 estimated tax payments	13	
14	2017 refund applied for on Form 4466	14	( )
15	Combine lines 12, 13, and 14	15	
16	Tax deposited with Form 7004	16	
17	Withholding (see instructions)	17	
18	**Total payments.** Add lines 15, 16, and 17	18	
19	Refundable credits from:		
a	Form 2439	19a	
b	Form 4136	19b	
c	Form 8827, line 8c	19c	
d	Other (attach statement - see instructions)	19d	
20	**Total credits.** Add lines 19a through 19d	20	
21	**Total payments and credits.** Add lines 18 and 20. Enter here and on page 1, line 32	21	

| Schedule K | Other Information (see instructions) | | Yes | No |

1	Check accounting method: a ☐ Cash b ☒ Accrual c ☐ Other (specify) ▶			
2	See the instructions and enter the:			
a	Business activity code no. ▶ 311110			
b	Business activity ▶ DOG AND CAT FOOD MANUFACTURING			
c	Product or service ▶ DOG AND CAT FOOD MANUFACTURING			
3	Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group?			X
	If "Yes," enter name and EIN of the parent corporation ▶			
4	At the end of the tax year:			
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G)			X
b	Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G)			X

Schedule K	Other Information *(continued from page 3)*

		Yes	No

5 At the end of the tax year, did the corporation:

a Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions . . . . . . **No: X**
If "Yes," complete (i) through (iv) below.

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

b Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions . . . . . . **No: X**
If "Yes," complete (i) through (iv) below.

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Country of Organization	(iv) Maximum Percentage Owned in Profit, Loss, or Capital

6 During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316 . . . . **No: X**
If "Yes," file **Form 5452,** Corporate Report of Nondividend Distributions. See the instructions for Form 5452.
If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.

7 At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock? . . . . **No: X**
For rules of attribution, see section 318. If "Yes," enter:
(a) Percentage owned ▶ _____ and **(b)** Owner's country ▶ _____
(c) The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ▶ 0

8 Check this box if the corporation issued publicly offered debt instruments with original issue discount . . . . ▶ ☐
If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.

9 Enter the amount of tax-exempt interest received or accrued during the tax year ▶ $ _____

10 Enter the number of shareholders at the end of the tax year (if 100 or fewer) ▶ 5

11 If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here . . . . ▶ ☐
If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.

12 Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a.) . . . . ▶ $ _____

13 Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000? . . . . **Yes: X**
If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year ▶ $ _____

14 Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions . . . . **No: X**
If "Yes," complete and attach Schedule UTP.

15a Did the corporation make any payments in 2017 that would require it to file Form(s) 1099? . . . . **No: X**
b If "Yes," did or will the corporation file required Forms 1099? . . . . **No: X**

16 During this tax year, did the corporation have an 80% or more change in ownership, including a change due to redemption of its own stock? **No: X**

17 During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction? . . . . **No: X**

18 Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million? . . . . **No: X**

19 During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code? . . . . **No: X**

Schedule L	Balance Sheets per Books	Beginning of tax year		End of tax year	
	Assets	(a)	(b)	(c)	(d)
1	Cash				
2a	Trade notes and accounts receivable				
b	Less allowance for bad debts	( )		( )	
3	Inventories				
4	U.S. government obligations				
5	Tax-exempt securities (see instructions)				
6	Other current assets (attach statement)				
7	Loans to shareholders				
8	Mortgage and real estate loans				
9	Other investments (attach statement)				
10a	Buildings and other depreciable assets				
b	Less accumulated depreciation	( )		( )	
11a	Depletable assets				
b	Less accumulated depletion	( )		( )	
12	Land (net of any amortization)				
13a	Intangible assets (amortizable only)				
b	Less accumulated amortization	( )		( )	
14	Other assets (attach statement)				
15	Total assets				
	Liabilities and Shareholders' Equity				
16	Accounts payable				
17	Mortgages, notes, bonds payable in less than 1 year .				
18	Other current liabilities (attach statement) . . .				
19	Loans from shareholders				
20	Mortgages, notes, bonds payable in 1 year or more . .				
21	Other liabilities (attach statement)				
22	Capital stock: a Preferred stock				
	b Common stock				
23	Additional paid-in capital				
24	Retained earnings-Appropriated (attach statement) . .				
25	Retained earnings-Unappropriated				
26	Adjustments to shareholders' equity (attach statement)				
27	Less cost of treasury stock		( )		( )
28	Total liabilities and shareholders' equity				

Schedule M-1	Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books		7	Income recorded on books this year	
2	Federal income tax per books			not included on this return (itemize):	
3	Excess of capital losses over capital gains . .			Tax-exempt interest $ _____	
4	Income subject to tax not recorded on books			_____	
	this year (itemize): _____		8	Deductions on this return not charged	
	_____			against book income this year (itemize):	
5	Expenses recorded on books this year not		a	Depreciation . . . . . $ _____	
	deducted on this return (itemize):		b	Charitable contributions $ _____	
a	Depreciation . . . . . $_____			_____	
b	Charitable contributions $_____			_____	
c	Travel and entertainment $_____			_____	
	_____		9	Add lines 7 and 8	
	_____		10	Income (page 1, line 28)-line 6 less line 9	
6	Add lines 1 through 5				

Schedule M-2	Analysis of Unappropriated Retained Earnings per Books (Line 25, Schedule L)

1	Balance at beginning of year		5	Distributions: a Cash	
2	Net income (loss) per books			b Stock	
3	Other increases (itemize): _____			c Property	
	_____		6	Other decreases (itemize): _____	
	_____		7	Add lines 5 and 6	
4	Add lines 1, 2, and 3		8	Balance at end of year (line 4 less line 7)	

Form **8879-C**	IRS *e-file* Signature Authorization for Form 1120	OMB No. 1545-0123
Department of the Treasury Internal Revenue Service	For calendar year 2017, or tax year beginning _____ , 2017, ending _____ ▶ **Do not send to the IRS. Keep for your records.** ▶ **Go to *www.irs.gov/Form8879C* for the latest information.**	**2017**

Name of corporation	Employer identification number
KETONATURAL PET FOODS INC	82-1213142

Part I — Tax Return Information (Whole dollars only)

1	Total income (Form 1120, line 11)	1	11,088
2	Taxable income (Form 1120, line 30)	2	(91,817)
3	Total tax (Form 1120, line 31)	3	
4	Amount owed (Form 1120, line 34)	4	
5	Overpayment (Form 1120, line 35)	5	

Part II — Declaration and Signature Authorization of Officer. Be sure to get a copy of the corporation's return.

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's 2017 electronic income tax return and accompanying schedules and statements and to the best of my knowledge and belief, it is true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the corporation's electronic income tax return. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS **(a)** an acknowledgement of receipt or reason for rejection of the transmission, **(b)** the reason for any delay in processing the return or refund, and **(c)** the date of any refund. If applicable, I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I have selected a personal identification number (PIN) as my signature for the corporation's electronic income tax return and, if applicable, the corporation's consent to electronic funds withdrawal.

Officer's PIN: check one box only

☐ I authorize _____ to enter my PIN _____ as my signature
      ERO firm name   do not enter all zeros
on the corporation's 2017 electronically filed income tax return.

☒ As an officer of the corporation, I will enter my PIN as my signature on the corporation's 2017 electronically filed income tax return.

11111

Officer's signature ▶ _____ Date ▶ 02-26-2018 Title ▶ CEO

Part III — Certification and Authentication

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN.

874234 12345
do not enter all zeros

I certify that the above numeric entry is my PIN, which is my signature on the 2017 electronically filed income tax return for the corporation indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112**, IRS *e-file* Application and Participation, and **Pub. 4163**, Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature ▶ EMILY CRAGHEAD Date ▶ 02-26-2018

ERO Must Retain This Form - See Instructions
Do Not Submit This Form to the IRS Unless Requested To Do So

For Paperwork Reduction Act Notice, see instructions.

EEA

Form **8879-C** (2017)

	Federal Supporting Statements	2017 PG01
Name(s) as shown on return		FEIN
KETONATURAL PET FOODS INC		82-1213142

FORM 1120 - LINE 26 - OTHER DEDUCTIONS Statement #5

DESCRIPTION	AMOUNT
ACCOUNTING COST	15,919
BANK CHARGES	90
INDEPENDENT CONTRACTOR	10,562
LEGAL AND PROFESSIONAL	2,723
MEALS AND ENTERTAINMENT 50% LIMIT	44
POSTAGE/SHIPPING	278
SUPPLIES	967
TRAVEL	1,682
INBOUND FREIGHT	946
RESEARCH AND DEVELOPMENT	7,757
TOTAL	**40,968**

Taxes and Licenses Attachment

Note: This information does not transmit to the IRS with e-filed returns.
Including with a paper filed return is optional.

2017

CORPORATION NAME	EIN
KETONATURAL PET FOODS INC	82-1213142

Form 1120, line 17
Form 1120-C, line 15
Form 1120-H, line 12

Taxes and Licenses

1	State income taxes	1	
2	State franchise taxes	2	
3	City income taxes	3	
4	City franchise taxes	4	
5	Real estate taxes	5	
6	Local property taxes	6	
7	Intangible property taxes	7	
8	Payroll taxes	8	
9	Less: credit from Form 8846	9	
10	Foreign taxes paid	10	
11	Occupancy taxes	11	
12	Other miscellaneous taxes	12	
13	Licenses	13	6,802
14	Total to Form 1120, Page 1, Line 17	14	6,802

ATT_CTL.LD

Form 1120, Line 29a, NOL Deduction
Form 1120-C, Schedule G, Line 9a, Column (a), Patronage NOL Deduction

(Keep for your records)

2017

Name(s) as shown on return: KETONATURAL PET FOODS INC

Tax ID Number: 82-1213142

Year	Loss Carryover/ Carryback	Increase of NOL Due to Sec 170(d)(2)(B) Contribution Reduction*	Loss Applied to 2017	Unused Loss	Unused Sec 170(d)(2)(B)
1997				Expiring this year	Expiring this year
1998					
1999					
2000					
2001					
2002					
2003					
2004					
2005					
2006					
2007					
2008					
2009					
2010					
2011					
2012					
2013					
2014					
2015					
2016					
	Current year NOL		Applied to Prior Years	Remaining 2017 NOL carryover	
2017	91,817			91,817	
	Future years NOL		Applied to 2017		
Future Years					
TOTALS	91,817		0	91,817	0

* A corporation having a net operating loss (NOL) carryover from any taxable year must apply the special rule of §170(d)(2)(B). The rules are designed to prevent a double tax benefit through interaction of NOL and charitable contribution carryovers. The excess charitable deduction can reduce taxable income only once. Under these rules, a corporation's charitable contributions carryover (but not the NOL carryover) must be reduced, to the extent the charitable contribution deduction, in computing the taxable income of an intervening year, would increase the NOL to a succeeding year.

ATT_NOL.LD

Carryover/Carryforward Worksheet

Form 1120

(Keep for your records)

2017

Name(s) as shown on return

KETONATURAL PET FOODS INC

Tax ID Number

82-1213142

	To Next Year
Form 1120	
Contributions carryover	
Net Operating Loss Carryover	91,817
AMT Net Operating Loss Carryover	
Schedule D (Form 1120)	
Unused capital loss carryover	
Reserved for future use	
Carryover expiring this year	
Capital loss carryover to next year	
Form 2220	
Tax	
Form 3800	
General business credit carryforward	
Form 4562	
Section 179 Carryover	
Form 4797	
Nonrecaptured net section 1231 losses from WK_1231C (Reg. Tax)	
Nonrecaptured net section 1231 losses from WK_1231C (AMT)	
Reserved	
Reserved for future use	
Form 8827	
Current year Alternative Minimum Tax from Form 4626	
Minimum tax credit carryforward	

WK_CO.LD

1120 TAX RETURN COMPARISON
2015 / 2016 / 2017

2017

Name(s) as shown on return: KETONATURAL PET FOODS INC

Identifying number: 82-1213142

	2015 FEDERAL	2016 FEDERAL	2017 FEDERAL	DIFFERENCE BETWEEN 2016 & 2017
Net receipts			11,088	11,088
Cost of goods sold				
Gross profit			11,088	11,088
Dividends				
Interest				
Gross rents				
Gross royalties				
Capital gain net income				
Net gain/loss from 4797				
Other income				
Total income			11,088	11,088
Compensation of officers				
Salaries and wages			55,135	55,135
Repairs and maintenance				
Bad debts				
Rents				
Taxes and licenses			6,802	6,802
Interest				
Charitable contributions				
Depreciation				
Depletion				
Advertising				
Pension, profit-sharing				
Employee benefits				
Domestic production activities ded				
Other deductions			40,968	40,968
Total deductions			102,905	102,905
NOL deduction				
Special deductions				
Taxable income			(91,817)	(91,817)
Total tax				
Estimated taxes paid				
Total payments line 32h				
Amount owed				
Overpayment				
Applied to estimate				
Refund				
RESIDENT STATE			DE	
Taxable			(91,817)	(91,817)
Tax				
Overpayment				
Balance Due				
	2015	2016	2017	DIFFERENCE

DEINST	Filing Instructions	2017

Name(s) as shown on return	SSN or EIN
KETONATURAL PET FOODS INC	82-1213142

Date to file by: 04-17-2018

Form to be filed: DE1100 and supplemental forms and schedules

Sign and Date: An officer must sign and date the return in the space provided.

Refund: $0.00

Address to file: Delaware Division of Revenue
PO Box 2044
Wilmington, DE 19899-2044

2017 DELAWARE 2017
CORPORATION INCOME TAX RETURN
FORM 1100
FOR CALENDAR YEAR 2017

DO NOT WRITE OR STAPLE IN THIS AREA - REVENUE CODE 0042

for Fiscal year beginning   and ending

EMPLOYER IDENTIFICATION NUMBER   8 2 1 2 1 3 1 4 2

Name of Corporation
KETONATURAL PET FOODS INC

Street Address
181 EDITH AVENUE

City	State	Zip Code
SALT LAKE CITY	**UT**	**84111**

Delaware Address if Different than Above

City	State	Zip Code

State of Incorporation   Nature of Business:
DE   **311110**

CHECK APPLICABLE BOX: **Small Corporation**   **ESOP**

INITIAL RETURN   **X**   CHANGE OF ADDRESS   EXTENSION ATTACHED

IF OUT OF BUSINESS, ENTER DATE HERE:

DATE OF INCORPORATION: 04   20   17

ATTACH COMPLETED COPY OF FEDERAL FORM 1120

1. Federal Taxable Income (See Specific Instructions)	–91817	1
2. Total subtractions from Schedule 4a		2
3. Line 1 minus Line 2	–91817	3
4. Total additions from Schedule 4b		4
5. Entire net income. Line 3 plus Line 4	–91817	5

WHERE LINE 5 IS DERIVED ENTIRELY FROM SOURCES WITHIN DELAWARE, ENTER AMOUNT ON LINE 11.

WHERE THE ENTIRE INCOME IS NOT DERIVED FROM SOURCES WITHIN DELAWARE, COMPLETE ITEMS 6 TO 10 INCLUSIVE.

6. Total non-apportionable income (or loss) (Schedule 2, Column 3, Line 8)		6
7. Income (or loss) subject to apportionment (Line 5 minus Line 6)		7
8. Apportionment percentage (Schedule 3D, Line 8)	100.000000	8
9. Income (or loss) apportioned to Delaware (Line 7 multiplied by Line 8)		9
10. Non-apportionable income (or loss) (Schedule 2, Column 1, Line 8)		10
11. Total (Line 9 plus or minus Line 10)	–91817	11
12. Delaware Taxable Income (Line 5 or Line 11, whichever is less)	–91817	12
13. Tax @ 8.7%		13
14. Approved non-refundable tax credits		14
15. Balance due after non-refundable tax credits		15
16. Delaware tentative tax paid		16
17. Credit carry-over from prior year		17
18. Other payments (attach statement)		18
19. Approved refundable income tax credits		19
20. Total payments and credits. Add Lines 16 through 19		20
21. If Line 15 is greater than Line 20 enter BALANCE DUE AND PAY IN FULL		21
22. If Line 20 is greater than Line 15 enter OVERPAYMENT: (a) Total OVERPAYMENT		22a
(b) to be REFUNDED		22b
(c) to be CREDITED to 2018 TENTATIVE TAX		22c

PLEASE SEE PAGE 3 FOR SIGNATURE LINES AND MAILING INSTRUCTIONS



DF11017011024

SCHEDULE 1 - INTEREST INCOME

Description of Interest	Column 1 Foreign Interest	Column 2 Interest Received From U.S. Securities	Column 3 Interest Received From Affiliated Companies	Column 4 Interest Received From State Obligations	Column 5 Other Interest Income	
1						1
2						2
3						3
4						4
5						5
6 Totals						6

SCHEDULE 2 - NON-APPORTIONABLE INCOME ALLOCATED WITHIN AND WITHOUT DELAWARE

Description	Column 1 Within Delaware	Column 2 Without Delaware	Column 3 Total	
1 Rents and royalties from tangible property				1
2 Royalties from patents and copyrights				2
3 Gains or (losses) from sale of real property				3
4 Gains or (losses) from sale of depreciable tangible property				4
5 Interest income from Schedule 1, Columns 4 and 5, Line 6				5
6 Total				6
7 Less: Applicable expenses (Attach statement)				7
8 Total non-apportionable income			0	8

SCHEDULE 3 - APPORTIONMENT PERCENTAGE

Schedule 3-A - Gross Real and Tangible Personal Property

Description	Within Delaware Beginning of Year	Within Delaware End of Year	Within and Without Delaware Beginning of Year	Within and Without Delaware End of Year	
1 Real and tangible property owned					1
2 Real and tangible property rented (Eight times annual rental paid)					2
3 Total					3
4 Less: Value at original cost of real and tangible property, the income from which is separately allocated (See instructions)					4
5 Total					5
6 Average value (See instructions)					6

Schedule 3-B - Wages, Salaries, and Other Compensation Paid or Accrued to Employees

Description	Within Delaware	Within and Without Delaware	
1 Wages, salaries, and other compensation of all employees			1
2 Less: Wages, salaries, and other compensation of general executive officers			2
3 Total			3

Schedule 3-C - Gross Receipts Subject to Apportionment

1 Gross receipts from sales of tangible personal property				1
2 Gross income from other sources (Attach statement)				2
3 Total				3

Schedule 3-D - Determination of Apportionment Percentage

1 Average value of real and tangible property within Delaware			1
2 Average value of real and tangible property within and without Delaware	=		2
3 Wages, salaries and other compensation paid to employees within Delaware			3
4 Wages, salaries and other compensation paid to employees within and without Delaware	=		4
5 Gross receipts and gross income from within Delaware			5
6 Gross receipts and gross income from within and without Delaware	=		6
7 Total			7
8 Apportionment percentage (See instruction)		100.000000	8



DF11017021024

SCHEDULE 4-A - SUBTRACTIONS

1. Foreign dividends, interest and royalties 1
2. Net interest from U.S. securities (Schedule 1, Column 2) 2
3. Interest from affiliated companies (Schedule 1, Column 3) 3
4. Gain from sale of U.S. or Delaware securities 4
5. Wage deduction - Federal Jobs Credit 5
6. Handicapped accessibility deduction (Attach statement) 6
7. Net operating loss carry-over 7
8. NBI must attach form 1100 NBI 8
9. TOTAL Subtractions (Add lines 1 thru 8) 9

SCHEDULE 4-B - ADDITIONS

1. All state and political subdivision income taxes deducted in computing Line 1 1
2. Loss from sale of U.S. or Delaware securities 2
3. Interest income from obligations of any state except DE (Schedule 1, Column 4) 3
4. Depletion expense - oil and gas 4
5. Interest paid affiliated companies (See Instructions) 5
6. Donations included in Line 1 for which Delaware income tax credits were granted 6
7. TOTAL Additions (Add lines 1 thru 6) 7

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief it is true, correct, and complete. If prepared by a person other than the taxpayer, the declaration is based on all information of which the preparer has any knowledge.

02-26-2018

Date	Signature of Officer	CEO	DANIEL@VARSITYPETS
		Title	Email Address

899 EAST 9400 SOUT
Sandy UT 84094

02-26-2018

| Date | Signature of Individual or firm preparing the return | | Address |

MAKE CHECK PAYABLE AND MAIL TO: Delaware Division of Revenue, P.O. Box 2044, Wilmington, DE 19899-2044



DF11017031024